FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc
                                ("the Company")


                  Annual Information Update dated 11 May 2007

This is the Annual Information Update for BG Group plc in accordance with Prospectus Rule 5.2. This document refers to all information which has been made available to the public by BG Group plc in the 12 months preceding this announcement.


This annual  information  update is  required  by and is being made  pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.


Announcements made via the Regulatory News Services ("RNS"), a Regulatory Information Service ("RIS")


All documents listed below were published via RNS. Copies of these documents can be obtained from the London Stock Exchange website

(www.londonstockexchange.co.uk) or from the Media Centre page on the Company's website (www.bg-group.com)

REG-BG Group Transaction in Own Shares                            10/05/2007
REG-BG Group Transaction in Own Shares                            09/05/2007
REG-BG Group Transaction in Own Shares                            08/05/2007
REG-BG Group Director/PDMR Shareholding                           08/05/2007
REG-BG Group 1st Quarter Results - Part 2                         04/05/2007
REG-BG Group 1st Quarter Results - Part 1                         04/05/2007
REG-BG Group Total Voting Rights                                  01/05/2007
REG-BG Group Blocklisting Interim Review                          27/04/2007
REG-BG Group Blocklisting Interim Review                          27/04/2007
REG-BG Group Director/PDMR Shareholding                           27/04/2007
REG-BG Group Non-Exec Director appointment                        26/04/2007
REG-BG Group ARA post balance sheet                               17/04/2007
REG-BG Group Annual Report and Accounts                           17/04/2007
REG-BG Group Transaction in Own Shares                            03/04/2007
REG-BG Group Transaction in Own Shares                            02/04/2007
REG-BG Group Total Voting Rights                                  02/04/2007
REG-BG Group BG Group purchases Masspower                         02/04/2007
REG-BG Group Transaction in Own Shares                            30/03/2007
REG-BG Group Transaction in Own Shares                            29/03/2007
REG-BG Group Transaction in Own Shares                            28/03/2007
REG-BG Group Transaction in Own Shares                            27/03/2007
REG-BG Group Transaction in Own Shares                            26/03/2007
REG-BG Group Transaction in Own Shares                            23/03/2007
REG-BG Group Transaction in Own Shares                            22/03/2007
REG-BG Group Transaction in Own Shares                            21/03/2007
REG-BG Group Director/PDMR Shareholding                           21/03/2007
REG-BG Group Transaction in Own Shares                            20/03/2007
REG-BG Group Transaction in Own Shares                            19/03/2007
REG-BG Group Transaction in Own Shares                            16/03/2007
REG-BG Group Transaction in Own Shares                            15/03/2007
REG-BG Group Transaction in Own Shares                            14/03/2007
REG-BG Group Transaction in Own Shares                            13/03/2007
REG-BG Group Transaction in Own Shares                            12/03/2007
REG-BG Group Transaction in Own Shares                            09/03/2007
REG-BG Group Transaction in Own Shares                            08/03/2007
REG-BG Group Transaction in Own Shares                            07/03/2007
REG-BG Group Transaction in Own Shares                            06/03/2007
REG-BG Group sell selected Canadian assets                        06/03/2007
REG-BG Group Transaction in Own Shares                            05/03/2007
REG-BG Group Transaction in Own Shares                            02/03/2007
REG-BG Group Holding(s) in Company                                02/03/2007
REG-BG Group Holding(s) in Company                                02/03/2007
REG-BG Group BG India signs PSC - KG Basin                        02/03/2007
REG-BG Group Transaction in Own Shares                            01/03/2007
REG-BG Group Total Voting Rights                                  01/03/2007
REG-BG Group Transaction in Own Shares                            28/02/2007
REG-BG Group Transaction in Own Shares                            27/02/2007
REG-BG Group Transaction in Own Shares                            26/02/2007
REG-BG Group Transaction in Own Shares                            23/02/2007
REG-BG Group Transaction in Own Shares                            22/02/2007
REG-BG Group Transaction in Own Shares                            21/02/2007
REG-BG Group Transaction in Own Shares                            20/02/2007
REG-BG Group Transaction in Own Shares                            19/02/2007
REG-BG Group Transaction in Own Shares                            16/02/2007
REG-BG Group Transaction in Own Shares                            12/02/2007
REG-BG Group Director/PDMR Shareholding                           12/02/2007
REG-BG Group BG and NLNG enter agreement                          12/02/2007
REG-BG Group BG Group Strategy update                             08/02/2007
REG-BG Group Final Results - Part 1                               08/02/2007
REG-BG Group Final Results - Part 2                               08/02/2007
REG-BG Group Holding(s) in Company                                06/02/2007
REG-BG Group Total Voting Rights                                  01/02/2007
REG-BG Group Total Voting Rights                                  19/01/2007
REG-BG Group BG sells Mauritanian Interest                        18/01/2007
REG-BG Group First oil from Buzzard field                         08/01/2007
REG-BG Group Sign HoA for gas sales in T&T                        04/01/2007
REG-BG Group Signs up for 2 new LNG ships                         04/01/2007
REG-BG Group Purchases Lake Rd Power Plant                        28/12/2006
REG-BG Group Total Voting Rights                                  22/12/2006
REG-BG Group Director/PDMR Shareholding                           20/12/2006
REG-BG Group BG increase stake UK N. Sea                          18/12/2006
REG-BG Group Director/PDMR Shareholding                           11/12/2006
REG-BG Group Director Declaration                                 11/12/2006
REG-BG Group Director/PDMR Shareholding                           08/11/2006
REG-BG Group 3rd Quarter Results-Amendment - Part 1               02/11/2006
REG-BG Group 3rd Quarter Results-Amendment - Part 2               02/11/2006
REG-BG Group 3rd Quarter Results-Amendment - Part 3               02/11/2006
REG-BG Group 3rd Quarter Results - Part 1                         02/11/2006
REG-BG Group 3rd Quarter Results - Part 2                         02/11/2006
REG-BG Group 3rd Quarter Results - Part 3                         02/11/2006
REG-BG Group Blocklisting Interim Review                          31/10/2006
REG-BG Group Blocklisting Interim Review                          31/10/2006
REG-BG Group Director/PDMR Shareholding                           25/10/2006
REG-SGA Soc. Gen. N.V. BG Group CFD                               19/10/2006
REG-SGA Soc. Gen. N.V. BG Group CFD                               13/10/2006
REG-BG Group Director/PDMR Shareholding                           05/10/2006
REG-BG Group BG discovery offshore Brazil                         04/10/2006
REG-BG Group Transaction in Own Shares                            29/09/2006
REG-BG Group Director/PDMR Shareholding                           29/09/2006
REG-BG Group Transaction in Own Shares                            28/09/2006
REG-BG Group Transaction in Own Shares                            27/09/2006
REG-BG Group Director/PDMR Shareholding                           27/09/2006
REG-BG Group Transaction in Own Shares                            26/09/2006
REG-BG Group Transaction in Own Shares                            25/09/2006
REG-BG Group Transaction in Own Shares                            22/09/2006
REG-BG Group Director/PDMR Shareholding                           22/09/2006
REG-BG Group Transaction in Own Shares                            21/09/2006
REG-BG Group Transaction in Own Shares                            20/09/2006
REG-BG Group Transaction in Own Shares                            19/09/2006
REG-BG Group Transaction in Own Shares                            18/09/2006
REG-BG Group Transaction in Own Shares                            18/09/2006
REG-BG Group Director/PDMR Shareholding                           15/09/2006
REG-BG Group Transaction in Own Shares                            14/09/2006
REG-BG Group Transaction in Own Shares                            13/09/2006
REG-BG Group Holding(s) in Company                                13/09/2006
REG-BG Group Transaction in Own Shares                            12/09/2006
REG-BG Group Transaction in Own Shares                            11/09/2006
REG-BG Group Transaction in Own Shares                            08/09/2006
REG-BG Group Transaction in Own Shares                            07/09/2006
REG-BG Group Transaction in Own Shares                            06/09/2006
REG-BG Group Director/PDMR Shareholding                           06/09/2006
REG-BG Group Transaction in Own Shares                            05/09/2006
REG-BG Group Director/PDMR Shareholding                           05/09/2006
REG-BG Group Transaction in Own Shares                            04/09/2006
REG-Plexus Holdings Plc Contract with BG Int.                     04/09/2006
REG-BG Group Substantial N. Sea discovery                         01/09/2006
REG-BG Group Transaction in Own Shares                            31/08/2006
REG-BG Group Transaction in Own Shares                            30/08/2006
REG-BG Group Transaction in Own Shares                            29/08/2006
REG-BG Group Transaction in Own Shares                            25/08/2006
REG-BG Group Transaction in Own Shares                            24/08/2006
REG-BG Group Transaction in Own Shares                            23/08/2006
REG-BG Group Transaction in Own Shares                            22/08/2006
REG-BG Group Transaction in Own Shares                            21/08/2006
REG-BG Group Transaction in Own Shares                            18/08/2006
REG-BG Group Transaction in Own Shares                            17/08/2006
REG-BG Group Transaction in Own Shares                            16/08/2006
REG-BG Group Transaction in Own Shares                            15/08/2006
REG-BG Group Transaction in Own Shares                            14/08/2006
REG-BG Group Transaction in Own Shares                            11/08/2006
REG-BG Group Transaction in Own Shares                            10/08/2006
REG-BG Group Transaction in Own Shares                            09/08/2006
REG-BG Group Transaction in Own Shares                            08/08/2006
REG-BG Group Transaction in Own Shares                            07/08/2006
REG-BG Group Director/PDMR Shareholding                           07/08/2006
REG-BG Group Transaction in Own Shares                            04/08/2006
REG-BG Group Transaction in Own Shares                            03/08/2006
REG-BG Group Transaction in Own Shares                            02/08/2006
REG-BG Group Transaction in Own Shares                            01/08/2006
REG-BG Group Transaction in Own Shares                            31/07/2006
REG-BG Group Transaction in Own Shares                            28/07/2006
REG-BG Group Transaction in Own Shares                            27/07/2006
REG-BG Group Transaction in Own Shares                            26/07/2006
REG-BG Group Transaction in Own Shares                            25/07/2006
REG-BG Group Q2 2006 Results - Part 3                             24/07/2006
REG-BG Group Q2 2006 Results - Part 1                             24/07/2006
REG-BG Group Q2 2006 Results - Part 2                             24/07/2006
REG-BG Group Transaction in Own Shares                            21/07/2006
REG-BG Group Transaction in Own Shares                            20/07/2006
REG-BG Group Holding(s) in Company                                20/07/2006
REG-BG Group Transaction in Own Shares                            19/07/2006
REG-BG Group BG Group Trinidad                                    19/07/2006
REG-BG Group Transaction in Own Shares                            18/07/2006
REG-BG Group Transaction in Own Shares                            17/07/2006
REG-BG Group Transaction in Own Shares                            14/07/2006
REG-BG Group Transaction in Own Shares                            13/07/2006
REG-BG Group Holding(s) in Company                                13/07/2006
REG-BG Group Transaction in Own Shares                            12/07/2006
REG-BG Group Transaction in Own Shares                            11/07/2006
REG-BG Group Transaction in Own Shares                            10/07/2006
REG-BG Group Transaction in Own Shares                            07/07/2006
REG-BG Group Transaction in Own Shares                            06/07/2006
REG-BG Group Transaction in Own Shares                            05/07/2006
REG-BG Group Transaction in Own Shares                            04/07/2006
REG-BG Group Director/PDMR Shareholding                           30/06/2006
REG-BG Group Transaction in Own Shares                            30/06/2006
REG-BG Group Transaction in Own Shares                            29/06/2006
REG-BG Group Transaction in Own Shares                            28/06/2006
REG-BG Group Transaction in Own Shares                            27/06/2006
REG-BG Group Transaction in Own Shares                            26/06/2006
REG-BG Group Transaction in Own Shares                            22/06/2006
REG-BG Group Transaction in Own Shares                            21/06/2006
REG-BG Group Transaction in Own Shares                            20/06/2006
REG-BG Group Transaction in Own Shares                            19/06/2006
REG-BG Group Transaction in Own Shares                            16/06/2006
REG-BG Group Transaction in Own Shares                            15/06/2006
REG-BG Group BG enters Madagascar                                 15/06/2006
REG-BG Group Transaction in Own Shares                            14/06/2006
REG-BG Group Transaction in Own Shares                            13/06/2006
REG-BG Group Transaction in Own Shares                            12/06/2006
REG-BG Group Transaction in Own Shares                            09/06/2006
REG-BG Group Transaction in Own Shares                            08/06/2006
REG-BG Group Transaction in Own Shares                            07/06/2006
REG-BG Group Chinese PSCs signed                                  07/06/2006
REG-BG Group Transaction in Own Shares                            06/06/2006
REG-BG Group Transaction in Own Shares                            05/06/2006
REG-BG Group Atlantic & Cromarty                                  05/06/2006
REG-BG Group Transaction in Own Shares                            02/06/2006
REG-BG Group Transaction in Own Shares                            01/06/2006
REG-BG Group Transaction in Own Shares                            31/05/2006
REG-BG Group Transaction in Own Shares                            30/05/2006
REG-BG Group Transaction in Own Shares                            25/05/2006
REG-BG Group Transaction in Own Shares                            24/05/2006
REG-BG Group Transaction in Own Shares                            23/05/2006
REG-BG Group Director/PDMR Shareholding                           23/05/2006
REG-BG Group Transaction in Own Shares                            22/05/2006
REG-BG Group Director/PDMR Shareholding                           22/05/2006
REG-BG Group Transaction in Own Shares                            19/05/2006
REG-BG Group Success Nigerian Licensing                           19/05/2006
REG-BG Group Transaction in Own Shares                            18/05/2006
REG-BG Group Transaction in Own Shares                            17/05/2006
REG-BG Group Transaction in Own Shares                            16/05/2006
REG-BG Group Transaction in Own Shares                            15/05/2006
REG-BG Group Transaction in Own Shares                            12/05/2006
REG-BG Group Transaction in Own Shares                            11/05/2006
REG-BG Group Director/PDMR Shareholding                           10/05/2006
REG-BG Group Blocklisting Interim Review                          08/05/2006
REG-BG Group Blocklisting Interim Review                          08/05/2006
REG-BG Group 1st Quarter Results - Part 1                         03/05/2006
REG-BG Group 1st Quarter Results - Part 2                         03/05/2006
REG-BG Group BG enters Oman with EPSA                             02/05/2006
REG-BG Group BG Group AGM Proxy results                           28/04/2006
REG-BG Group BG appoints new Non-Exec Dir.                        28/04/2006
REG-BG Group Director/PDMR Shareholding                           26/04/2006
REG-BG Group Transaction in Own Shares                            25/04/2006

Documents filed at Companies House

All documents listed below were filed with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ www.companieshouse.gov.uk. If you are a registered user, they may be downloaded from the Companies House Direct website www.direct.companies.gov.uk

Date Posted on         Document Filed with Companies House
Companies House Direct
Website

12/04/2007             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
19/01/2007             Form 363 - annual return
03/11/2006             Form 169A (2) - cancelling, selling or transferring
                       shares from Treasury
01/11/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
29/09/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
19/09/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
08/09/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
06/07/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
22/06/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
22/05/2006             Form 288c- directors particulars changed
18/05/2006             Annual Report and Accounts
16/05/2006             Form 288a- appointment of director
11/05/2006             Shareholders resolution authorising market purchases,
                       disapplication of pre-emption rights and director's
                       authority to allot shares
09/05/2006             Form 169A (2) - cancelling, selling or transferring
                       shares from Treasury
05/05/2006             Form 288c- directors particulars changed
28/04/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury



In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct Website on 10 May 2007 (x2), 3 May 2007, 27 April 2007, 24 April 2007, 23 April 2007, 20 April
2007, 17 April 2007 (x2), 10 April 2007 (x2), 5 April 2007, 3 April 2007 (x2),
29 March 2007, 28 March 2007, 26 March 2007 (x3), 21 March 2007 (x2), 20 March
2007, 14 March 2007, 12 March 2007 (x4), 8 March 2007, 5 March 2007 (x2), 2
March 2007, 27 February 2007, 26 February 2007 (x2), 23 February 2007, 20
February 2007, 16 February 2007, 13 February 2007, 9 February 2007, 6 February 2007 (x3), 30 January 2007, 24 January 2007, 23 Janaury 2007, 19 January 2007,
12 January 2007, 9 January 2007(x2), 5 January 2007, 3 Janaury 2007(x2), 29
December 2006, 22 December 2006, 19 December 2006 (x2), 15 December 2006, 13 December 2006 (x2), 11 December 2006 (x2), 5 December 2006 (x2), 30 November 2006, 28 November 2006(x2), 24 November 2006, 21 November 2006, 17 November 2006
(x2), 15 November 2006, 13 November 2006 (x2), 10 November 2006, 7 November 2006
(x3), 9 November 2006 (x2), 2 November 2006, 31 October 2006, 27 October 2006,
24 Ocotboer 2006, 20 October 2006, 17 October 2006, 13 October 2006, 10 October 2006, 6 October 2006, 3 Ocotboer 2006, 29 September 2006, 26 September 2006, 22 September 2006, 19 September 2006, 15 September 2006, 12 September 2006, 8 September 2006, 6 September 2006, 4 September 2006, 29 August 2006, 22 August 2006, 18 August 2006, 16 August 2006, 14 August 2006, 9 August 2006, 8 August
2006, 7 August 2006, 3 August 2006, 1 August 2006 (x2), 28 July 2006, 25 July
2006, 14 July 2006, 11 July 2006, 6 July 2006, 3 July 2006 (x2), 29 June 2006,
26 June 2006 (x2), 19 June 2006 (x2), 13 June 2006, 7 June 2006 (x2), 2 June
2006, 31 May 2006, 26 May 2006, 23 May 2006, 22 May 2006, 18 May 2006, 16 May
2006,10 May 2006 (x2), 4 May 2006, 2 May 2006, 26 April 2006 and 24 April 2006.


Documents filed with the Securities and Exchange Commission (the "SEC")


All of the documents listed below were filed with the SEC and copies can be obtained from the SEC website at: http://www.sec.gov (File No. 1-09337)

Form/s Description                                                 Filing Date
6-K    Report of foreign issuer (Rules 13a -16 and 15d-16)         As listed
                                                                   below
20-F   Annual and transition report of foreign private issuers     17 April 2007
       (Sections 13 or 15(d))
SC 13/ Statement of acquisition of beneficial ownership by         14 February
G      individuals                                                 2007




In addition, the Company filed Forms 6-K - Report of foreign issuer (Rules 13a-16 and 15d-16) with the SEC. These were filed on 8 May 2007, 4 May 2007, 1 May 2007, 27 April 2007 (x3), 26 April 2007, 17 April 2007 (x4), 3 April 2007, 2
April 2007 (x4), 29 March 2007, 26 March 2007, 23 March 2007, 22 March 2007, 21
March 2007 (x2), 20 March 2007, 19 March 2007, 16 March 2007, 15 March 2007, 14
March 2007, 13 March 2007, 12 March 2007, 9 March 2007, 8 March 2007, 7 March
2007, 6 March 2007 (x3), 2 March 2007 (x4), 1 March 2007 (x2), 28 February 2007,
27 February 2007, 26 February 2007, 23 February 2007, 22 February 2007, 21 Febraury 2007, 20 February 2007 (x2), 16 February 2007, 12 February 2007 (x3), 8 February 2007 (x2), 6 February 2007, 1 February 2007, 19 January 2007, 18 January 2007, 8 January 2007, 4 January 2007, 4 January 2007, 28 December 2006, 20 December 2006, 18 December 2006, 11 December 2006 (x2), 8 November 2006, 2 November 2006, 31 October 2006 (x2), 25 October 2006, 5 October 2006, 4 October 2006, 29 September 2006 (x3), 28 September 2006 (4), 27 September 2006 (x2), 26
September 2006, 25 September 2006, 22 September 2006, 21 September 2006, 20 September 2006, 19 September 2006, 18 September 2006 (x2), 14 September 2006, 13 September 2006, 12 September 2006, 11 September 2006, 8 September 2006, 7 September 2006, 6 September 2006 (x2), 5 September 2006 (x3), 1 September 2006, 31 August 2006, 30 August 2006, 29 August 2006, 25 August 2006, 24 August 2006,
21 August 2006, 18 August 2006, 17 August 2006, 16 August 2006, 15 August 2006,
14 August 2006, 11 August 2006, 10 August 2006, 9 August 2006, 8 August 2006, 7
August 2006 (x2), 4 August 2006, 3 August 2006, 2 August 2006, 1 August 2006, 31
July 2006, 28 July 2006, 27 July 2006, 26 July 2006, 25 July 2006, 24 July 2006,
21 July 2006, 20 July 2006 (x3), 19 July 2006, 13 July 2006, 3 July 2006, 15
June 2006, 12 June 2006, 9 June 2006, 8 June 2006, 7 June 2006 (x2), 6 June
2006, 5 June 2006 (2), 2 June 2006, 1 June 2006, 31 May 2006, 30 May 2006, 25
May 2006, 24 May 2006, 23 May 2006 (x2), 22 May 2006 (x2), 19 May 2006 (x2), 18
May 2006, 17 May 2006, 16 May 2006, 15 May 2006, 12 May 2006, 12 May 2006, 11
May 2006, 10 May 2006, 8 May 2006 (x2), 3 May 2006, 2 May 2006, 28 April 2006
(x2), 26 April 2006, 25 April 2006.

Information provided to Shareholders

The Annual Report and Accounts for the year ended 31 December 2006, Annual Review 2006 and Notice of the 2007 Annual General Meeting were sent to shareholders on 17 April 2007.

Copies of the Accounts and Notice were also submitted to the UK Listing Authority on 17 April 2007. Copies of these documents can be obtained from the Company Secretary, BG Group plc, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT.


Ben Mathews
Company Secretary
11 May 2007



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 May 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary